Exhibit 4.3

SECOND AMENDMENT TO CONVERTIBLE PROMISSORY NOTE

This Second Amendment to Convertible Promissory Note (this “Amendment”) is made effective as of this [         ]th day of November, 2017, by and between NeuroOne Medical Technologies Corporation, a Delaware corporation (the “Company”), and each of those persons and entities, severally and not jointly, who are holders of the Company’s Convertible Promissory Notes (each, a “Holder” and collectively, the “Holders”).

Background

The Company and the Holders entered into Subscription Agreements originally dated as of November 21, 2016 (the “Subscription Agreements”). Pursuant to the terms and conditions of the Subscription Agreements, the Company issued to the Holders Convertible Promissory Notes (the “Notes”) and capital stock purchase warrants.

Pursuant to the consent of the holders of a majority in original aggregate principal amount of the Related Notes pursuant to Section 8.6 of the Notes, the Notes are hereby amended as follows:

Terms and Conditions

1. Maturity Date. The definition of “Maturity Date” in Section 1.1 of the Notes is hereby deleted in its entirety and replaced with:

“Maturity Date” shall mean July 31, 2018.

2. Conversion Date. The definition of “Conversion Date” in Section 1.1 of the Notes is hereby deleted in its entirety and replaced with:

“Conversion Date” means the date of conversion of the Note pursuant to Section 3.1(a) or 3.1(b) of the Note.

3. Warrants. Section 3.1(d) of the Notes is hereby deleted in its entirety and replaced with:

Warrants. In connection with the issuance of this Note and pursuant to the Subscription Agreement, the Holder shall receive a Warrant with the option to purchase, on the Conversion Date of this Note, up to that number of shares of capital stock of the Company equal to the number of shares of such capital stock received by the Holder upon the conversion of this Note at a per share exercise price equal to (i) the actual per share price of New Round Stock, if the Note converted pursuant to Section 3.1(a) of this Note, or (ii) the price at which the Note so converted, if the Note converted pursuant to Section 3.1(b) of this Note.

4. Subordination. Section 7 is hereby deleted in its entirety and replaced with “Reserved.”

5. Notice to Transferees. Pursuant to Section 8.6 of the Notes, this Amendment shall be binding on all holders of the Notes, even if they do not execute such consent, amendment or waiver. The terms of this Amendment shall be binding upon and shall inure to the benefit of any successors or permitted assigns of the Company and the Holders and of the Shares issued or issuable upon the conversion of the Notes. Any successor, permitted assign or transferee of the Note after the date hereof shall be deemed to have acquired the Note as amended by this Amendment.

6. Construction. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Subscription Agreements and the Notes, as the case may be. The terms of this Amendment amend and modify the Subscription Agreements and the Notes as if fully set forth in the Subscription Agreements and the Notes. If there is any conflict between the terms, conditions and obligations of this Amendment and the Subscription Agreements or the Notes, this Amendment’s terms, conditions and obligations shall control. All other provisions of the Subscription Agreements and the Notes not specifically modified by this Amendment are preserved.

In Witness Whereof, this Second Amendment to Convertible Promissory Notes is made effective as of the date first set forth above.

THE COMPANY:

NeuroOne Medical
Technologies Corporation

By:
Name:	David A. Rosa
Title:	Chief Executive Officer

Signature Page to Second Amendment to Convertible Promissory Notes